# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIDA SENIOR LIVING, INC., CIK 0001043000
CUSIP: 140475104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14755 PRESTON ROAD, SUITE 810, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 03/10/2026
Amends the filing with accession number 0001539497-25-002859
Filed by CIK 0001588901
Persons authorized to receive notices and communications: Shmuel Lieberman, c/o GF Investments, 810 Seventh Avenue, 28th Floor, New York, New York (NY), 10019, (212) 259-0300; Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Seymour Pluchenik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,073,565; sole dispositive power 0; shared dispositive power 3,073,565; aggregate amount beneficially owned 3,073,565 (6.7% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 242,752 shares of common stock, $0.01 par value ("Common Stock"), of Sonida Senior Living, Inc., a Delaware corporation (the "Issuer") owned by PF Investors, LLC ("PF Investors") and 2,830,813 shares of Common Stock owned by Silk Partners, LP ("Silk").
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the definitive agreement and plan of merger (the "Merger Agreement"), dated as of November 4, 2025, among the Issuer, SSL Sparti LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer, Sparti Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of SSL Sparti LLC, CNL Healthcare Properties, Inc., a Maryland corporation, and CHP Merger Corp., a Maryland corporation and a wholly owned subsidiary of CNL Healthcare Properties, Inc., as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- Sam Levinson (CIK 0001588901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,830,813; sole dispositive power 0; shared dispositive power 2,830,813; aggregate amount beneficially owned 2,830,813 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,830,813 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- Simon Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,830,813; sole dispositive power 0; shared dispositive power 2,830,813; aggregate amount beneficially owned 2,830,813 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,830,813 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- Silk Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,830,813; shared voting power 0; sole dispositive power 2,830,813; shared dispositive power 0; aggregate amount beneficially owned 2,830,813 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (7) and (9), represents 2,830,813 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- Siget NY Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,830,813; sole dispositive power 0; shared dispositive power 2,830,813; aggregate amount beneficially owned 2,830,813 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,830,813.00 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- 1271 Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,830,813; sole dispositive power 0; shared dispositive power 2,830,813; aggregate amount beneficially owned 2,830,813 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,830,813 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
- PF Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 242,752; shared voting power 0; sole dispositive power 242,752; shared dispositive power 0; aggregate amount beneficially owned 242,752 (0.5% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (7) and (9), represents 242,752 shares of Common Stock owned by PF Investors.
  
  2. With respect to row (13), this calculation is based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SONIDA SENIOR LIVING, INC.
Address of issuer's principal executive offices: 14755 PRESTON ROAD, SUITE 810, DALLAS, Texas (TX), 75254
Comment:
This Amendment No. 13 (this "Amendment") amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the "Reporting Persons") on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021, Amendment No. 5 to Schedule 13D filed on September 13, 2021, Amendment No. 6 to Schedule 13D filed on October 4, 2021, Amendment No. 7 to Schedule 13D filed on November 9, 2021, Amendment No. 8 to Schedule 13D filed on December 10, 2021, Amendment No. 9 to Schedule 13D filed on February 5, 2024, Amendment No. 10 to Schedule 13D filed on March 25, 2024, Amendment No. 11 to Schedule 13D filed on August 19, 2024 and Amendment No. 12 to Schedule 13D filed on November 6, 2025 (the "Schedule 13D"), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On March 11, 2026, in connection with the closing of the equity financing (the "Equity Financing") for the CHP Merger (as defined in Item 6 below) and pursuant to an investment agreement, dated as of November 4, 2025 (the "Silk Investment Agreement"), with the Issuer, Silk funded an aggregate amount of $10,000,011.28 in exchange for the issuance of 373,972 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") at a price of $26.74 per share. Silk used a portion of its working capital to fund the investment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The information set forth in Item 6 is incorporated by reference into this Item 4.

On March 11, 2026, in connection with the closing of the CHP Merger (as defined in Item 6 below) and pursuant to the Amended and Restated Investor Rights Agreement dated March 10, 2026 (the "Amended and Restated Investor Rights Agreement"), Noah Beren resigned as a director of the board of directors (the "Board") of the Issuer, effective as of March 11, 2026.

On March 6, 2026, Silk informed the Issuer that, pursuant to Silk's rights under the Amended and Restated Investor Rights Agreement, Silk expects to designate Sam Levinson for appointment as a member of the Board effective as of May 1, 2026. In addition, immediately prior to the effectiveness of Mr. Levinson's appointment, Shmuel S.Z. Lieberman will resign as a member of the Board.

Under the Amended and Restated Investor Rights Agreement, prior to the Beneficial Ownership Threshold Date (as defined below), Silk has the right to designate one representative to the Board. The "Beneficial Ownership Threshold Date" is defined as (i) on or prior to the date of the Issuer's 2029 annual meeting of stockholders, the date on which Silk and its affiliates (the "Silk Entities") beneficially own less than the lesser of (a) 4% of the outstanding shares of Common Stock on an as-converted basis or (b) the number of shares of Common Stock held by the Silk Entities on the date of the closing of the Equity Financing (proportionately adjusted for any subdivision or combination of Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) and (ii) following the date of the Issuer's 2029 annual meeting of stockholders, the date on which the Silk Entities beneficially own less than 5% of the outstanding shares of Common Stock on an as-converted basis.

The foregoing description of the Amended and Restated Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Investor Rights Agreement, which is filed as Exhibit 6 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 2,830,813 shares of Common Stock, or approximately 6.2% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 3,073,565 shares of Common Stock, or approximately 6.7% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 242,752 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on (i) 18,770,006 shares of Common Stock outstanding as of November 6, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer on November 10, 2025, (ii) 4,113,688 shares of Common Stock issued to Silk and certain affiliates of Conversant Capital LLC as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026 and (iii) 22,902,649 shares of Common Stock issued by the Issuer pursuant to the Merger Agreement as reported on the Issuer's Current Report on Form 8-K filed by the Issuer on March 11, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) is supplemented as follows:

Except as set forth in Item 4, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

The information set forth in Item 4 is incorporated by reference into this Item 6.

On March 10, 2026, Silk entered into the Amended and Restated Investor Rights Agreement and the Amended and Restated Registration Rights Agreement, in each case, effective as of March 11, 2026.

The Amended and Restated Investor Rights Agreement and the Amended and Restated Registration Rights Agreement were entered into in connection with the closing of the Equity Financing contemplated by the Merger Agreement, pursuant to which the Issuer indirectly acquired 100% of the outstanding shares of CNL Healthcare Properties, Inc. (the "CHP Merger"). Pursuant to the Silk Investment Agreement, Silk agreed to fund an aggregate amount of $10,000,011.28 in exchange for the issuance of 373,972 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at a price of $26.74 per share. The CHP Merger and the Equity Financing closed on March 11, 2026.

The foregoing description of the Silk Investment Agreement and the transactions contemplated by the Silk Investment Agreement and the Amended and Restated Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Silk Investment Agreement and the Amended and Restated Investor Rights Agreement, which are filed as Exhibits 5 and 6 to this Amendment, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented as follows:

Amended and Restated Investor Rights Agreement, dated as of March 10, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., CPIF K Co- Invest SPT A, L.P., and Silk Partners, LP (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed by the Issuer on March 11, 2026).

INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).

Exhibit 2 Form of Investor Rights Agreement, dated as of November 3, 2021, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 4, 2021).

Exhibit 3 Securities Purchase Agreement, dated as of February 1, 2024, by and among the Issuer and the Purchasers listed on Annex A thereto (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on February 5, 2024).

Exhibit 4 Lock-Up Agreement, dated as of August 15, 2024 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on August 19, 2024).

Exhibit 5 Investment Agreement, dated as of November 4, 2025, by and between Sonida Senior Living, Inc. and Silk Partners, LP (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer on November 5, 2025).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of March 10, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., CPIF K Co-Invest SPT A, L.P., and Silk Partners, LP (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed by the Issuer on March 11, 2026).

## Signatures
- Seymour Pluchenik: /s/ Seymour Pluchenik, Seymour Pluchenik (03/11/2026)
- Sam Levinson: /s/ Sam Levinson, Sam Levinson (03/11/2026)
- Simon Glick: /s/ Simon Glick, Simon Glick (03/11/2026)
- Silk Partners, LP: /s/ Seymour Pluchenik, Siget NY Partners, LP, a New York limited partnership and general partner of Silk Partners, LP, by Seymour Pluchenik, Managing Member (03/11/2026)
- Silk Partners, LP: /s/ Seymour Pluchenik, 1271 ASSOCIATES, LLC, a Delaware limited liability company, and general partner of Siget NY Partners, LP, by Seymour Pluchenik, Managing Member (03/11/2026)
- Siget NY Partners, L.P.: /s/ Seymour Pluchenik, 1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P. by Seymour Pluchenik, Managing Member (03/11/2026)
- 1271 Associates, LLC: /s/ Seymour Pluchenik, Seymour Pluchenik/ Managing Member (03/11/2026)
- PF Investors, LLC: /s/ Seymour Pluchenik, Seymour Pluchenik/ Manager (03/11/2026)